June 23, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Juan Grana
Margaret Sawicki

Re:	ORIENTAL RISE HOLDINGS LIMITED
Draft Registration Statement on Form F-1
Submitted March 24, 2025
CIK No. 0001964664

Dear Ladies and Gentlemen:

On behalf of our client, Oriental Rise Holdings Limited, a Cayman Islands corporation (the “Company”), we hereby publicly file with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-1 (the “Registration Statement”) in response to the comments of the staff (the “Staff”) received by electronic mail dated March 28, 2025 relating to the Company’s Draft Registration Statement on Form F-1 submitted with the Commission on March 24, 2025.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that “[i]n the reporting periods presented and as of the date of this prospectus, in addition to the US$1 million transferred from our PRC subsidiaries to East Asia Enterprise, no cash and other asset transfers have occurred among the Company and its subsidiaries; and no dividends or distributions of a subsidiary has been made to the Company.” Please clarify the amount transferred by each PRC subsidiary to East Asia Enterprise, and reconcile this disclosure with your disclosures on page 17 that “[i]n the reporting periods presented and as of the date of prospectus, no cash and other asset transfers have occurred among the Company and its subsidiaries.”

Response: In response to the Staff’s comment, we have revised the disclosure on page 17 of the Registration Statement to update and correct this information, and to indicate the specific entities and amounts for the transfers.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

1 East Liberty St., Suite 600, Reno, NV 89501 | 775-234-5221

2.	In comparing your China-based company disclosure against your most recent posteffective amendment to Form F-1 (File No. 333-274976) we note certain changes to your disclosure appearing on the cover page, in your prospectus summary and risk factor sections relating to legal and operational risks associated with operating in the PRC. It is unclear to us that there have been changes in the regulatory environment in the PRC since that post-effective amendment to Form F-1 was declared effective on September 30, 2024, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Division’s Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the post-effective amendment to Form F-1 effective as of September 30, 2024.

Response: In response to the Staff’s comment, we have restored our disclosures in those areas to the disclosures as they existed in the post-effective amendment to Form F-1 effective as of September 30, 2024.

We thank the Staff for its review of the foregoing and believe the Registration Statement and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely yours,

THE CRONE LAW GROUP, P.C.

/s/ Joe Laxague
Joe Laxague

cc:	Dezhi Liu
Chief Executive Officer
ORIENTAL RISE HOLDINGS LIMITED

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

1 East Liberty St., Suite 600, Reno, NV 89501 | 775-234-5221